Exhibit 99.1

TOKENCAT LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	December 31, 2024	June 30, 2025
		RMB	RMB	US$
			(unaudited)	Note 3(e)
ASSETS
Current assets:
Cash and cash equivalents		6,296	1,073	150
Restricted cash		4,044	4,009	560
Accounts and notes receivable, net	5	12,756	15,953	2,227
Prepayment and other current assets, net	6	14,951	175,870	24,551
Prepayment to related parties		—	861	120
Total current assets		38,047	197,766	27,608
Non-current assets:
Operating lease right-of-use assets		—	—	—
Long-term investments		6,096	5,936	829
Goodwill	4	—	—	—
Other non-current assets		—	—	—
Total non-current assets		6,096	5,936	829
Total assets		44,143	203,702	28,437
LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable		13,875	13,422	1,874
Advance from customers		8,874	9,705	1,355
Salary and welfare benefits payable		5,512	12,548	1,752
Short-term borrowings	8	31,734	26,634	3,718
Other taxes payable		7,868	8,027	1,121
Current portion of deferred revenue		798	72	10
Short-term operating lease liabilities		3,378	3,492	488
Payables due to related parties		10,926	31,730	4,429
Other current liabilities	9	20,067	27,157	3,792
Total current liabilities		103,032	132,787	18,539
Long-term borrowings	10	10,000	10,000	1,396
Long-term operating lease liabilities		3,362	1,578	220
Warrant liability	15	68,556	26,351	3,678
Total non-current liabilities		81,918	37,929	5,294
Total liabilities		184,950	170,716	23,833
Commitments and contingencies	14
Shareholders’ (deficit)/equity:
Class A ordinary shares: US$0.0001 par value; 800,000,000 shares authorized; 707,460,523 shares issued and 686,203,839 shares outstanding as of December 31, 2024 ; US$0.0001 par value; 24,000,000,000 shares authorized; 8,064,960,523 shares issued and 695,028,839 shares outstanding as of June 30, 2025		480	5,757	803
Class B ordinary shares: US$0.0001 par value; 60,000,000 shares authorized, and 55,260,580 issued and outstanding as of December 31, 2024; 1,800,000,000 shares authorized, and 55,260,580 issued and outstanding as of June 30, 2025		35	35	5
Treasury stock (12,765,549 and 11,140,549 treasury stock as of December 31, 2024 and June 30, 2025, respectively)		(34,526)	(26,046)	(3,636)
Additional paid-in capital		1,323,281	1,483,557	207,097
Accumulated deficit		(1,421,097)	(1,421,772)	(198,472)
Accumulated other comprehensive loss		(8,980)	(8,545)	(1,193)
Total TokenCat Limited shareholders’ (deficit)/equity		(140,807)	32,986	4,604
Total shareholders’ (deficit)/equity		(140,807)	32,986	4,604
TOTAL LIABILITIES AND (DEFICIT)/EQUITY		44,143	203,702	28,437

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOKENCAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Note	For the six months ended June 30,
		2024	2025
		RMB	RMB	US$
				Note 3(e)
Net revenues
Offline Marketing Services:
Auto shows		19,948	771	108
Special promotion events		224	—	—
Online marketing		2,569	13,962	1,949
Social CRM cloud services		3,820	764	107
Referral service for distribution platform		4,321	2,739	382
Others		1,423	1,541	215
Total net revenues		32,305	19,777	2,761
Cost of revenues		(9,951)	(4,151)	(579)
Gross profit		22,354	15,626	2,182
Operating expenses:
Selling and marketing expenses		(36,529)	(33,882)	(4,730)
General and administrative expenses		(24,279)	(21,308)	(2,974)
Research and development expenses		(8,700)	(1,370)	(191)
Impairment of long-lived assets		(300)	—	—
Total operating expenses		(69,808)	(56,560)	(7,895)
Loss from operations		(47,454)	(40,934)	(5,713)
Other income/(expenses):
Interest income/(expenses), net		(442)	(753)	(105)
Gain from equity method investments		427	(157)	(22)
Change in fair value of warrant liability		2,338	42,069	5,873
Other income, net		4,456	(900)	(126)
Loss from before income taxes		(40,675)	(675)	(93)
Income tax benefit		—	—	—
Net loss		(40,675)	(675)	(93)
Net loss attributable to TokenCat Limited’s ordinary shareholders		(40,675)	(675)	(93)

Net loss		(40,675)	(675)	(93)
Other comprehensive (loss)/income:
Foreign currency translation adjustments		(27)	435	61
Total other comprehensive (loss)/income		(27)	435	61
Total comprehensive loss		(40,702)	(240)	(32)
Comprehensive loss attributable to TokenCat Limited’s shareholders		(40,702)	(240)	(32)
Net loss attributable to the TokenCat Limited’s ordinary shareholders per share
Basic and diluted	13	(0.10)	—	—
Weighted average number of ordinary shares
Basic and diluted	13	421,273,519	564,269,444	564,269,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOKENCAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	Ordinary shares
	Number of		Number of						Accumulated	TokenCat
	Class A		Class B				Additional		other	Limited
	Ordinary		Ordinary		Treasury stock		paid-in	Accumulated	comprehensive	shareholders’	Total
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	deficit	loss	(deficit)/equity	(deficit)/equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	362,923,246	236	55,260,580	35	(14,907,047)	(45,886)	1,306,496	(1,233,106)	(8,291)	19,484	19,484
Shares issuance for vested restricted shares	2,184,240	1	—	—	—	—	(1)	—	—	—	—
Share-based compensation	—	—	—	—	1,191,498	6,308	9,197	—	—	15,505	15,505
Net loss	—	—	—	—	—	—	—	(40,675)	—	(40,675)	(40,675)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(27)	(27)	(27)
Balance at June 30, 2024	365,107,486	237	55,260,580	35	(13,715,549)	(39,578)	1,315,692	(1,273,781)	(8,318)	(5,713)	(5,713)
Balance at December 31, 2024	701,110,886	480	55,260,580	35	(12,765,549)	(34,526)	1,323,281	(1,421,097)	(8,980)	(140,807)	(140,807)
Shares issuance for vested restricted shares	8,825,000	7	—	—	—	—	(7)	—	—	—	—
Share-based compensation	—	—	—	—	1,625,000	8,480	514	—	—	8,994	8,994
Issuance of common shares	7,357,500,000	5,270	—	—	—	—	159,769	—	—	165,039	165,039
Net loss	—	—	—	—	—	—	—	(675)	—	(675)	(675)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	435	435	435
Balance at June 30, 2025	8,067,435,886	5,757	55,260,580	35	(11,140,549)	(26,046)	1,483,557	(1,421,772)	(8,545)	32,986	32,986

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOKENCAT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise stated)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
			Note 3(e)
Net cash used in operating activities	(11,088)	(169,500)	(23,661)
Cash flows from investing activity:
Purchase of property, equipment and software, and other non-current assets	(7)	—	—
Net cash used in investing activity	(7)	—	—
Cash flows from financing activities:
Cash received from borrowings	18,000	2,000	279
Repayments of short-term borrowings	(10,787)	(3,100)	(433)
Proceeds of offering, net of listing fee	—	165,295	23,074
Net cash generated from financing activities	7,213	164,195	22,920
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,763)	47	7
Net decrease in cash, cash equivalents and restricted cash	(6,645)	(5,258)	(734)
Cash, cash equivalents and restricted cash at beginning of the period	15,993	10,340	1,444
Including:
Cash and cash equivalents at the beginning of the period	9,564	6,296	879
Restricted cash at the beginning of the period	6,429	4,044	565
Cash, cash equivalents and restricted cash at end of the period	9,348	5,082	710
Including:
Cash and cash equivalents at the end of the period	5,009	1,073	150
Restricted cash at the end of the period	4,339	4,009	560
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(465)	(764)	(107)
Supplemental schedule of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	191	—	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

1.	Organization and Reorganization

TokenCat Limited (the “Company”, formerly known as TuanChe Limited) was incorporated in the Cayman Islands on September 28, 2012. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group commenced operations through TuanChe Internet, a PRC company established by several PRC citizens in May 2012. TuanChe Internet holds an Internet Content Provider (“ICP”) license to operate Tuanche.com that provides internet information services to automobile manufacturers, car dealers and consumers.

The Group is primarily engaged in the operation of providing auto shows, special promotion events services, referral service for a commercial bank, online marketing services, subscription and support service, aftermarket promotion service, customer referral services and other related businesses in the People’s Republic of China (the “PRC” or “China”).

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Group conduct operations in the PRC partially through TuanChe Internet, Drive New Media, Internet Drive Technology and Hainashuke, which are variable interest entities, or VIEs, and their subsidiaries, collectively referred to as consolidated affiliated entities. The Group have entered into a series of contractual arrangements, through TuanYuan, Sangu Maolu and Chema, or its WFOEs, with each of its VIEs and their respective shareholders, respectively. The series of contractual arrangements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders are also shareholders of the Group and have indicated they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The Company’s ability to control the VIEs also depends on the Power of Attorney the shareholders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses

●	require the Group to discontinue or restrict its operations;

●	restrict the Group’s right to collect revenues;

●	block the Group’s websites;

●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

●	impose additional conditions or requirements with which the Group may not be able to comply; or

●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025 were included in the accompanying condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,178	75
Amount due from the subsidiaries of the Group	122,613	123,013
Other current assets	12,708	11,143
Total current assets	136,499	134,231
Non-current assets:
Long-term investments	6,096	5,936
Operating lease right-of-use assets	—	—
Total non-current assets	6,096	5,936
TOTAL ASSETS	142,595	140,167
Current liabilities:
Short term borrowings	19,734	14,634
Accounts payable	5,332	3,200
Advance from customers	8,371	9,434
Salary and welfare benefits payable	2,324	5,367
Other taxes payable	905	1,178
Short-term operating lease liabilities	—	—
Current portion of deferred revenue	798	72
Other current liabilities	10,868	38,779
Account due to subsidiaries of the Group	231,968	205,626
Total current liabilities	280,300	278,290
Long-term borrowings	10,000	10,000
Long-term operating lease liabilities	—	—
Non-current portion of deferred revenue	—	—
Total non-current liabilities	10,000	10,000
TOTAL LIABILITIES	290,300	288,290

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Net revenues	15,360	21,521
Net loss	(15,250)	(1,589)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Net cash used in operating activities	(6,868)	(3)
Net cash generated from investing activities	—	—
Net cash generated from/(used in) financing activities	6,413	(1,100)
Net decrease in cash, cash equivalent and restricted cash	(455)	(1,103)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB40.1 million and RMB40.1 million as of December 31, 2024 and June 30, 2025, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2.	Going Concern

The Group has incurred recurring operating losses since its inception, including net losses of RMB83.0 million and RMB188.0 million for the years ended December 31, 2023 and 2024, respectively and net losses of RMB0.7 million for the six months ended June 30, 2025. Net cash used in operating activities were RMB74.9 million and RMB34.7 million for the years ended December 31, 2023 and 2024, respectively and cash used in operating activities of RMB169.5 million for the six months ended June 30, 2025. Accumulated deficit was RMB1,421.8 million as of June 30, 2025. As of June 30, 2025, the Company had cash and cash equivalents of RMB5.1 million. The company's business encountered some difficulties, including weak economic growth of China and resignation of staffs, which negatively impacted the Group’s business operations for the six months ended June 30, 2025 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement.

If the Group fails to achieve these goals, the Group may need additional financing to execute its business plan. If additional financing is required, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

3.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)	Reclassifications

The Company changed the presentation of revenue within its consolidated statements of operations retrospecitvely. Disaggregation of revenue has been changed due to the business development. Amounts for the comparative prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income or financial position and do not represent a restatement of any previously reported financial results.

c)	Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

d)	Use of estimates

The preparation of the Group’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to determining the provision for accounts receivable, provision for prepayment and other current assets, assessment for valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, impairment assessment on goodwill and long-lived assets, long-term investments, valuation of warrant liabilities at fair value.

e)	Convenience Translation

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1636 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

3.	Significant Accounting Policies (Continued)

f)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts and notes receivable, prepayment and other current assets, long-term investments, short-term borrowings, accounts payable, other payables and other liabilities of which the carrying values approximate their fair value due to their short term in nature and other liabilities.

The fair value of warrant liability was determined using the Black Scholes Model, with level 3 inputs (Note 15).

g)	Accounts and notes receivables, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. The Group’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible. Notes receivable represents notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity.

3.	Significant Accounting Policies (Continued)

h)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2024 and June 30, 2025 was related to its acquisition of Longye in January 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group has one reporting unit within the entity at which goodwill is monitored for internal management purposes. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Nil and nil impairment loss was recognized for the six months ended June 30, 2024 and 2025, respectively.

If the Group reorganizes its reporting structure in a manner that changes the composition of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

i)	Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized RMB0.3 million and nil impairment charge related to long-lived assets for the six months ended June 30, 2024 and 2025, respectively.

3.	Significant Accounting Policies (Continued)

j)	Revenue recognition

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, the Group satisfies a performance obligation

Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of Value Added Tax (“VAT”) and related surcharges collected from customers, which are subsequently remitted to government authorities.

Offline marketing services revenue

Auto shows revenue

The Group’s online website and offline infrastructure allow them to organize auto shows, which aim at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group charges a fixed admission fee per auto show event from its industry customers for arranging, decorating and providing booth space at auto shows. The Group has identified one performance obligation for the transaction - providing a decorated venue for auto dealers, automakers and automotive service providers, as the individual service promised in auto show contracts are not distinct individually. As the Group has control of the auto show services and discretion in establishing the price of auto show admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The auto shows revenue is recognized on a straight-line basis over the period of the contract, which is usually from two days to four days, when the services are provided.

The auto show business has been fully transformed into an agency model in July 2024. The Group’s agency service is developed from the original auto show service. The difference is that the Group arrange, decorate and provide booth space by ourselves in the original auto show service and collect the admission fee, but now the Group entrust the service to the agent, and at the same time to provide promotion services to the agent, and charge the service fee. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

Special promotion events revenue

The Group provides integrated services to support auto dealers’ own special promotion events during a specific period. The services include event planning and execution, marketing, training and onsite coaching, etc. The Group charges a fixed service fee per special promotion event. The Group has identified one performance obligation as the individual service promised in service contracts are not distinct individually. As the Group has control of the service and discretion in establishing the price of the fee to auto dealers, it is considered to be a principal in accordance with ASC 606. The special promotion events revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

3.	Significant Accounting Policies (Continued)

j)	Revenue recognition (Continued)

Online marketing services revenue

The Group’s online marketing services revenue primarily include (i) live streaming promotion events services, (ii) customer referral services, (iii) marketing information services and (iv) demand-side platform services.

The Group commenced its live streaming promotion events services from the first quarter of 2020, holding promotional events on the live streaming platform of Zhejiang Tmall Technology Co., Ltd. (“Tmall”), which aims at facilitating transactions between consumers and industry customers that includes auto dealers, automakers and automotive service providers. The Group identified only one performance obligation that is to provide the industry customers with arranging, decorating and providing the platform for live show. The Group charges a fixed admission fee per live streaming promotion event from its industry customers. As the Group has control of the services and discretion in establishing the price of live streaming promotion admission fee to auto dealers, automakers and other automotive service providers, it is considered to be a principal in accordance with ASC 606. The live streaming promotion events services revenue is recognized on a straight-line basis over the promotion period of the contract, which is usually one week, when the services are provided.

Social CRM cloud services revenue

On January 13, 2020, the Company completed the acquisition of Longye, a Software-as-a-Service (“SaaS”) company who mainly provides subscription and support services to industry customers, including auto dealers, automakers and automotive service providers, with access to cloud services, software licenses and related support and updates during the term of the arrangement. Cloud services allow industry customers to use the Group’s multi-tenant software without taking possession of the software. The Group identified the only one performance obligation that is to provide integrated cloud services to industry customers. The Group initially records the subscription and support services fee as deferred revenue upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually from one year to five years. The subscription and support services revenue are recognized on a straight-line basis over the period of the contract when the services are provided.

Referral service for distribution platform revenue

The Group also commenced its customer referral services from the first quarter of 2020 by referring its industry customers to Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu”) to use the membership services of a Baidu’s auto content distribution platform. The Group identified only one performance obligation that is to provide referral service to Baidu. The Group charges Baidu a fixed rate commission fee based on the membership fee amount for the services rendered. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized at point-in-time when the industry customers successfully register as a membership of Baidu’s auto content distribution platform.

3.	Significant Accounting Policies (Continued)

j)	Revenue recognition (Continued)

Other revenue

For the marketing information services, the Group generates consumers’ demand information through its online channels and provides to the industry customers upon consumers’ consent. The Group identified only one performance obligation that is to provide consumer’s demand information to the industry customers. The marketing information service fee is charged based on the quantity of consumers’ demand information delivered. Revenue is recognized at a point in time upon the delivery of such consumers’ demand information.

For the proxy advertising services, with the development of network economy, online advertising has become a trend. The Group’s clients pays for ads posting to promote their brand images. The Group connect demands for our clients with popular online platform, such as Tiktok, Kuaishou, Toutiao and etc, to showcase our clients’ brands, services or products. It’s the most efficient way for the clients to attract more attention. In practice, an account is set up on the platform for the client and the client notifies us to recharging the account when the account is activated. The client will get access to the account, determine when, where or how long to post the ads on its own and operate posting in the account. When the client posts an ad, the platform charges the account. The Group is considered to be an agent in accordance with ASC 606 and revenue is recognized over the period of the contract.

Contract balances

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all auto show revenue and referral service for commercial bank revenue and SaaS revenue are recognized over time during the six months ended June 30, 2024 and 2025.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

3.	Significant Accounting Policies (Continued)

k)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and June 30, 2025.

l)	Warrant liability

In connection with the issuances of ordinary shares, the Group issued warrants to purchase ordinary shares. The Group evaluates the warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity. Warrants recorded as liabilities are recorded at their fair value and remeasured on each reporting date with change in estimated fair value of warrant liability in the condensed consolidated statement of operations and comprehensive loss.

3.	Significant Accounting Policies (Continued)

m)	Concentrations and Risks

Advertising and promotional service provider

The Group relied on advertising and promotional service providers and their affiliates for advertising and promotional service to support its operations during the six months ended June 30, 2024 and 2025. Total number of advertising and promotional service providers accounting for more than 10% is four and four for the six months ended June 30, 2024 and 2025, respectively.

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts and notes receivable. As of December 31, 2024 and June 30, 2025, all of the Group’s cash and cash equivalents and restricted cash were held in large reputable financial institutions located in the United States of America or China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is derived from revenue earned from the Company’s businesses.

Major customers

There were nil and one customers whose receivable balances exceeded 10% of the total accounts receivable balances of the Group as December 31, 2024 and June 30, 2025, respectively.

There was one customer whose revenue accounted for 11.5% of the total revenue of the Group for the six months ended June 30, 2024. There were four customers whose revenue accounted for 32.1%, 19.4%, 13.4% and 10.0% of the total revenue of the Group for the six months ended June 30, 2025.

4.	Goodwill

The following table presents the Group’s goodwill as of the respective balance sheet dates:

	December 31, 2024	June 30, 2025
	RMB	RMB
		(Unaudited)
Goodwill	115,414	115,414
Less: impairment	(115,414)	(115,414)
Goodwill, net	—	—

5.	Accounts and notes receivables, net

Accounts and notes receivables consist of the following:

	December 31, 2024	June 30, 2025
	RMB	RMB
		(Unaudited)
Notes receivable	13	—
Accounts receivable	47,829	51,723
Less: allowance for doubtful accounts	(35,086)	(35,770)
Accounts receivable, net	12,756	15,953

The Group reversed the allowance for doubtful accounts of RMB1,603 and recognized the allowance for doubtful accounts of RMB684 for the six months ended June 30, 2024 and 2025, respectively. The Group recognized the write-off for doubtful accounts of nil and nil for the six months ended June 30, 2024 and 2025, respectively.

6.	Prepayment and other current assets, net

The following is a summary of prepayments and other current assets:

	December 31, 2024	June 30, 2025
	RMB	RMB
		(Unaudited)
Deductible VAT	365	1,418
Deposits	2,785	3,137
Receivables due from third-party online payment platforms	480	2
Staff advances	588	306
Prepaid promotion expenses	8,082	5,104
Receivable from borrowers for the guarantee payment to commercial bank	18,163	18,163
Others	4,405	167,657
Less: provisions for prepayment and other current assets	(19,917)	(19,917)
Total prepayment and other current assets, net	14,951	175,870

The Group recognized provisions for prepayment and other current assets of nil and RMB24 for the six months ended June 30, 2024 and 2025, respectively. The Group reversed provisions for prepayment and other current assets of RMB6 and RMB6 for the six months ended June 30, 2024 and 2025, respectively. The Group recognized the write-off for doubtful accounts of nil and RMB31 for the six months ended June 30, 2024 and 2025, respectively.

7.	Taxation

Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

New York

Commencing from the year of assessment 2024, the New York’s statutory income tax rate is 8%.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2.0 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

China

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at the statutory rate of 25% except for TuanChe Internet, Tuan Yuan and Drive New Media, TuanChe Internet and Tuan Yuan have been reconfirmed as a “High and New Technology Enterprise” (“HNTE”) in 2021 for a period of 3 years and renewed in 2024, are subject to a preferential income tax rate of 15% from 2018 to 2026. Drive New Media, has been confirmed as a “High and New Technology Enterprise” (“HNTE”) in 2019 for a period of 3 years and renewed in 2022, is subject to a preferential income tax rate of 15% from 2019 to December 2025.

The following table presents an unaudited reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2024 and 2025:

	For the six months ended
	June 30,
	2024	2025
	%	%
Statutory income tax rate of the PRC	25.0	25.0
Permanent differences	(4.5)	3.7
Change in valuation allowance	(12.5)	(20.4)
Effect of preferential tax rate	(2.6)	(7.2)
Others	(5.4)	(1.1)
Effective income tax rate	—	—

8.	Short-term borrowings

For the six months ended June 30, 2025, the Group had repaid borrowings of RMB3,100, and obtained borrowings of RMB2,000. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity or installments, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 1	2025-09-27	2,700	3.45%	Bank of China
Loan 2	2025-07-15	8,000	3.95%	Bank of Beijing
Loan 3	2025-08-15	2,000	3.95%	Jiangsu Bank
Loan 4	2025-08-18	1,000	3.95%	Jiangsu Bank
Loan 5	2025-12-31	10,000	2.50%	Bank of China
Loan 6	2026-06-20	2,000	3.70%	Beijing Bank
Loan 7	2025-07-21	500	4.13%	Bank of Communications
Loan 8	2025-08-11	90	4.13%	Bank of Communications
Loan 9	2025-08-12	90	4.13%	Bank of Communications
Loan 10	2025-08-13	254	4.13%	Bank of Communications
Total		26,634

As of December 31, 2024, the loan 1 is guaranteed by a third parties, and the loan 2, 3, 4, 5 and 6 are guaranteed by CEO, Mr. Wen.

9.	Other current liabilities

The following is a summary of other current liabilities as of December 31, 2024 and June 30, 2025:

	December 31, 2024	June 30, 2025
	RMB	RMB
		(Unaudited)
Professional service fee	2,117	5,211
Advertising expense payables	7,062	7,714
Promotional expense payables	5,575	1,121
Others	5,313	13,111
Total	20,067	27,157

10.	Long-term borrowings

The interest was payable on a monthly basis and the principal was due upon maturity, as follows:

Term loan	Maturity date	Principal amount	Interest rate per annum	Name of bank
Loan 2	2027-04-02	10,000	3.95%	China Construction Bank Corporation Beijing Chaoyang Branch
Total		10,000

As of June 30, 2025, CEO, Mr. Wen is a co-borrower of the loan 1.

11.	Share-based Compensation

Description of stock option plan and Share option replacement

In June 2018, the directors of the Company (the “Directors”) approved the TokenCat Limited Share Incentive Plan (the “Share Incentive Plan”). Under the Share Incentive Plan, 38,723,321 ordinary shares were issued to Best Cars for the restricted share awards at consideration of nil. Meanwhile, the incentive share options granted to employees and nonemployees of the Company were replaced by the restricted shares. As a result of the Share Incentive Plan, on June 15, 2018, a total of 15,473,653 share options of the Company were replaced by 13,740,480 restricted shares. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company has recognized the incremental expenses immediately for those vested share options, the unvested portion will be recognized as expenses over the remaining vesting periods.

On March 13, 2023, the directors of the Company (the “Directors”) approved the 2023 Share Incentive Plan (the “2023 Plan”). Under the 2023 Plan, the Group are authorized to issue an aggregate of 169,172,564 ordinary shares to employees.

For the six months ended June 30, 2024 and 2025, the Company has granted 3,000,000 and nil restricted shares to its employees. The total fair value of RMB1.3 million and nil for those granted restricted shares will be recognized as expenses over the vesting periods of nil to 4 years.

A summary of the restricted shares activities is presented below:

	Number of	Weighted-Average
	restricted shares	Grant-Date Fair Value
		US$
Outstanding as of December 31, 2024	25,905,000	0.065
Granted	—	—
Forfeit	—	—
Vested	(8,825,000)	0.154
Outstanding as of June 30, 2025 (unaudited)	17,080,000	0.018

For the six months ended June 30, 2024 and 2025, total share-based compensation expenses recognized by the Group for the restricted shares granted were RMB15.5 million and RMB9.0 million, respectively.

As of June 30, 2025, there was RMB1.1 million of unrecognized share-based compensation expenses related to the restricted shares granted. That expenses are expected to be recognized over a weighted-average period of 1.6 years.

12.	Equity

Ordinary shares and Pre-funded Warrant

On November 23, 2022, the Company issued 58,472,736 ordinary shares for a registered direct offering of approximately $15.0 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $13.7 million. The offering consisted of (1) 3,654,546 ADSs and 1,800,000 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 5,454,546 ADSs warrants to purchase ADSs (“Warrant”). Each Warrant is exercisable to purchase one ADS for $2.75 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents sixteen (16) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. On November 25, 2022, 800,000 pre-funded warrants had been exercised, 12,800,000 ordinary shares were issued upon such exercise.

The Company determined that the Pre-Funded Warrant meet the requirements for equity classification. The Pre-Funded warrants were recorded at their fair value on the date of issuance as a component of total equity. In addition, since these Pre-Funded warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the consolidated financial statements and earnings per share calculations. 1,000,000 pre-funded warrants had been exercised on January 30, 2024.

On October 24, 2024, the Company issued 58,024,480 ordinary shares for a registered direct offering of approximately $1.1 million. The aggregate proceeds the Company received from this offering, net of commissions and other offering expenses, were $0.9 million. The offering consisted of (1) 241,677 ADSs and 520,042 pre-funded warrants to purchase ADSs (“Pre-Funded Warrant”) and (2) 761,719 ADSs warrants to purchase ADSs(“Warrant”). Each Warrant is exercisable to purchase one ADS for $1.45 and each Pre-Funded Warrant is exercisable to purchase one ADS for $0.001. Each ADS represents two hundred and forty (240) Class A ordinary shares of the Company. The Pre-Funded Warrant became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrant are exercised in full. The Warrant has a term of five years from the issuance date. In October 2024, 520,042 pre-funded warrants had been exercised, 124,810,080 ordinary shares were issued upon such exercise.

On February 10, 2025, the Company held an annual general meeting of shareholders. Passing the resolutions that the authorized share capital be increased from US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each to US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine, by the creation of (i) 23,200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,740,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,060,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine.

On March 3, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value $0.0001 per share, at a price of $0.0031317 per Share, for an aggregate purchase price of approximately $23.0 million. Upon satisfying all closing conditions, the Offering was consummated on June 27, 2025. The Company issued an aggregate of 7,357,500,000 Class A Ordinary Shares to the Purchasers.

Warrant

On November 23, 2022, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB36.8 million. On October 28, 2024, the Warrant are classified as a liability and the fair value allocated to the Warrant was RMB6.9 million. The Warrant liability will be re-measured at each reporting period until the warrant are exercised or expire and any changes will be recognized in the statement of operations and comprehensive loss. The fair value of Warrant were RMB68.6 million and RMB26.4 million as of December 31, 2024 and June 30, 2025, respectively. No warrants were exercised as of June 30, 2025.

13.	Net Loss Per Share

As the Group incurred losses for the six months ended June 30, 2024 and 2025, the potential and restricted shares granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The following table sets unaudited forth the computation of basic and diluted net loss per share for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Numerator :
Net loss attributable to TokenCat Limited’s shareholders	(40,675)	(675)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	421,273,519	564,269,444
Basic and diluted net loss per share attributable to TokenCat Limited’s shareholders	(0.10)	—

14.	Commitments and contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and June 30, 2025.

15.	Fair Value Measurement

	For the year ended December 31, 2024	For the six months ended June 30, 2025
	RMB	RMB	US$
Warrant liability:
Level 1 Inputs	—	—	—
Level 2 Inputs	—	—	—
Level 3 Inputs	68,556	26,351	3,678
Balance at fair value	68,556	26,351	3,678

	Issuance date November 23, 2022	As of December 31, 2024	As of June 30, 2025
Expiration of warrant (years)	5	2.9	2.39
Stock price per ADS (US$)	1.17	1.13	0.78
Exercise price per ADS (US$)	2.75	1.45	1.45
Risk-free rate	3.96%	4.27%	3.70%
Dividend yield	—	—	—
Standard derivation in the value of stock	132.3%	140.7%	92.7%
Calculated fair value per ADS (US$)	0.95	0.85	0.31

	Issuance date October 28, 2024	As of December 31, 2024	As of June 30, 2025
Expiration of warrant (years)	5	4.8	4.33
Stock price per ADS (US$)	1.48	1.13	0.78
Exercise price per ADS (US$)	1.45	1.45	1.45
Risk-free rate	4.11%	4.37%	3.75%
Dividend yield	—	—
Standard derivation in the value of stock	125.4%	127.8%	124.8%
Calculated fair value per ADS (US$)	1.27	0.95	0.59

15.	Fair Value Measurement (Continued)

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on November 23, 2022 are summarized below:

	Warrants Outstanding Issued on November 23, 2022	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of November 23, 2022	5,454,546	0.95	36,838
Gain on change in fair value of warrant liability	—	—	(11,219)
Effect of exchange rate changes	—	—	(1,243)
Fair Value as of December 31, 2022	5,454,546	0.64	24,376
Gain on change in fair value of warrant liability	—	—	(20,732)
Effect of exchange rate changes	—	—	308
Fair Value as of December 31, 2023	5,454,546	0.10	3,952
Modification of warrants	4,894,565	—	—
Loss on change in fair value of warrant liability	—	—	58,818
Effect of exchange rate changes	—	—	610
Fair Value as of December 31, 2024	10,349,111	0.85	63,380
Gain on change in fair value of warrant liability	—	—	(40,129)
Effect of exchange rate changes	—	—	(121)
Fair Value as of June 30, 2025	10,349,111	0.31	23,130

The warrants outstanding and fair values at each of the respective valuation dates of the warrants issued on October 28, 2024 are summarized below:

	Warrants Outstanding Issued on October 28, 2024	Calculated Fair Value per ADS	Fair Value
		US$	RMB
Fair Value as of October 28, 2024	761,719	1.27	6,888
Gain on change in fair value of warrant liability	—	—	(1,752)
Effect of exchange rate changes	—	—	40
Fair Value as of December 31, 2024	761,719	0.95	5,176
Gain on change in fair value of warrant liability	—	—	(1,940)
Effect of exchange rate changes	—	—	(15)
Fair Value as of June 30, 2025	761,719	0.59	3,221

15.	Fair Value Measurement (Continued)

The following table summarizes the activities related to fair value of the warrants issued on November 23, 2022 and October 28, 2024:

	For the year ended December 31, 2024	For the six months ended June 30, 2025
	RMB	RMB
Fair value of warrants at beginning of the year (Level 3)	3,952	68,556
Issuances	6,888	—
Change in fair value	57,066	(42,069)
Effect of exchange rate changes	650	(136)
Fair value of warrants at end of the year (Level 3)	68,556	26,351

16.	Related party transactions and balance

The Company entered into outsourcing service agreements with Shanghai Three Drivers Culture Media Co., Limited (“STDC”). The outsourcing service expenses provided by STDC for the Company are RMB2,760 and RMB4,599 for the six months ended June 30, 2024 and 2025, respectively. The Company entered into promotion service agreements with STDC, under which the promotion service expenses provided by the Company for STDC are nil and RMB6,730 for the six months ended June 30, 2024 and 2025. The other current assets balance is nil and RMB861 as of December 31, 2024 and June 30, 2025, respectively. The other current liabilities balance is RMB813 and nil as of December 31, 2024 and June 30, 2025.

For the six months ended June 30, 2025, the Company received RMB21,618 from CEO, Mr. Wen. The other current liabilities balance due to CEO are RMB9,112 and RMB30,730 as of December 31, 2024 and June 30, 2025, respectively.

On November 22, 2023, the company received RMB1,500 from COO Mr. Hui Yuan’s spouse as loan with an interest rate of 3.45% for one year. The loan payable balance due to Mr. Hui Yuan’s spouse is RMB1,000 and RMB1,000 as of December 31, 2024 and June 30, 2025, respectively.

17.	Subsequent event

Effective on August 29, 2025, the Company changed the ratio of the ADSs from one (1) ADS representing two hundred and forty (240) Class A ordinary shares to one (1) ADS representing four thousand eight hundred (4800) Class A ordinary shares.

The Group has performed an evaluation of subsequent events through the date the financial statements were issued, except for the event mentioned above, the Group has determined that there are no events that would have required adjustment or disclosure in the financial statements.